March 1, 2013

Via EDGAR

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	The Advisory Board Company
Form 10-Q for the quarterly period ended September 30, 2012
File No. 000-33283

Ladies and Gentlemen:

The Advisory Board Company (the “Company”) hereby submits its responses to the Commission staff’s comments on the reviewed filing contained in the staff’s letter to the Company dated February 20, 2013. The Company has responded to all of the staff’s comments.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Financial Statements

Note 7. Noncontrolling interests, page 8

1.	We have considered your response to our prior comment two. Please provide us with a more detailed analysis of how you evaluated the guidance in ASC Topic 815-10-15 in determining that the Put Option did not meet the criteria of ASC Topic 815-15-25-1 to be bifurcated from the host instrument.

.

Mr. Robert F. Telewicz Jr.

Securities and Exchange Commission

Response:

In evaluating the Put Option, the Company determined whether the option was (i) an embedded feature in the host equity interest contract requiring accounting in accordance with ASC 815, or (ii) a freestanding instrument requiring evaluation under ASC 480.

ASC 480 defines a freestanding financial instrument as “a financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.” Thus, to be freestanding, an instrument must be able to be (i) freely transferred separate from the host contract, and (ii) exercised without termination of the host contract (and vice versa). Due to the fact that the Put Option cannot be transferred separately from the equity interests in the newly formed entity, the Company concluded that the Put Option is not able to be freely transferred separate from the host contract, and as such, the Put Option is embedded in the equity interests of the entity.

Under ASC 815-15-25-1, the embedded derivative will be bifurcated from the host contract and accounted for as a derivative instrument if and only if all of the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

b.	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

c.	A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument will not be considered to be the initial net investment for the embedded derivative.)

The Company believes that the Put Option, or embedded derivative, only meets two of the three above criteria for bifurcation detailed under ASC 815-15-25-1. In the case of the Put Option, criterion (c) above is not met as the option is written on privately traded shares. Thus, the options cannot be net settled. Since the Put Option does not meet all of the criteria, it does not require bifurcation from the host contract.

Mr. Robert F. Telewicz Jr.

Securities and Exchange Commission

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As requested by the staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matter, please contact the undersigned at telephone number 202-266-6360.

Very truly yours,

/s/ Michael T. Kirshbaum
Michael T. Kirshbaum,
Chief Financial Officer